Free Writing Prospectus to Preliminary Pricing Supplement No. 13,729

Registration Statement Nos. 333-275587; 333-275587-01

Dated January 23, 2026; Filed pursuant to Rule 433

Morgan Stanley

3-Year Worst-of NDX, SPX and SX5E Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying indices:	NASDAQ-100 Index® (“NDX”), S&P 500® Index (“SPX”) and EURO STOXX 50® Index (“SX5E”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	January 28, 2026
Original issue date:	February 2, 2026 (3 business days after the pricing date)
Maturity date:	February 1, 2029
Contingent quarterly coupon:

A contingent coupon will be paid on the securities on each coupon payment date but only if the index closing value of each underlying index is at or above its respective coupon threshold level on each index business day during the related quarterly observation period. If payable, the contingent quarterly coupon will be an amount in cash per stated principal amount corresponding to a return of 9.10% per annum (corresponding to approximately $22.75 per quarter per security) for each interest payment period for each applicable observation period.

If, on any index business day during an observation period, the index closing value of any underlying index is less than its respective coupon threshold level, we will pay no coupon for the applicable quarterly period.

Payment at maturity[1]:

If the securities have not been automatically redeemed prior to maturity, the payment at maturity will be determined as follows:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level, investors will receive the stated principal amount and, if payable, the contingent quarterly coupon otherwise due with respect to the final observation period.

If the final index value of any underlying index is less than its respective downside threshold level, investors will receive (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 65% of the stated principal amount of the securities and could be zero.

Early redemption:

The securities are not subject to early redemption until six months after the original issue date. Following this six-month non-call period, if, on any determination date, beginning on July 28, 2026, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount plus any contingent quarterly coupon otherwise due with respect to the related observation period.
Initial index value:	The index closing value on the pricing date for each underlying
Final index value:	The index closing value on the final observation date for each underlying
Worst performing underlying:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Redemption determination dates:

Beginning after six months, quarterly. See “Observation Period End-Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:

Beginning after six months, quarterly. See “Observation Period End-Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.

Observation period end-dates:	Quarterly, as set forth below, subject to postponement for non-index business days and certain market disruption events.

Coupon payment dates:

Quarterly, beginning May 1, 2026, as set forth under “Observation Period End-Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date.

Observation period

Each observation period will consist of each index business day from but excluding an observation period end-date to and including the following observation period end-date, provided that the first observation period will consist of each index business day from but excluding the pricing date to and including the first observation period end-date.

Final observation date:	January 29, 2029, subject to postponement for non-index business days and certain market disruption events.
Downside threshold level:	65% of the initial index value for each underlying
Coupon threshold level:	75% of the initial index value for each underlying
CUSIP / ISIN:	61780ECM7 / US61780ECM75
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/1666268/000183988226004285/ms13729_424b2-02747.htm

Observation dates / Redemption determination dates	Coupon payment dates / Early redemption dates
April 28, 2026*	May 1, 2026*
July 28, 2026	July 31, 2026
October 28, 2026	November 2, 2026
January 28, 2027	February 2, 2027
April 28, 2027	May 3, 2027
July 28, 2027	August 2, 2027
October 28, 2027	November 2, 2027
January 28, 2028	February 2, 2028
April 28, 2028	May 3, 2028
July 28, 2028	August 2, 2028
October 30, 2028	November 2, 2028
January 29, 2029 (final observation date)	February 1, 2029 (maturity date)
* The securities are not subject to automatic early redemption until the second coupon payment date, which is July 31, 2026

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-35%	$1,000.00
-36%	$640.00
-40%	$600.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0
[1] All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest.

●The contingent quarterly coupon, if any, is based on the value of each underlying index on each index business day during the related quarterly observation period.

●Investors will not participate in any appreciation in any underlying index.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●The estimated value of the securities is approximately $970.90 per security, or within $30.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Not equivalent to investing in the underlying indices.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Indices

●You are exposed to the price risk of each underlying index, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

●The securities are linked to the EURO STOXX 50® Index and are subject to risks associated with investments in securities linked to the value of foreign equity securities.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●Adjustments to the underlying indices could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.